FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Sixth Investor Conference	33
	"Turning organic growth into superior shareholder value"
	César Alierta- Executive Chairman and CEO of Telefónica

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 11th , 2007	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

Sixth Investor Conference

Turning organic growth into superior shareholder value

César Alierta
Executive Chairman and CEO of Telefónica
London, October 11th 2007


Spirit of
PROGRESS

investor conference

Telefónica

Index



1. **Telefónica: an unmatched organic growth profile with the strongest fundamentals**
2. Organic growth opportunities in every business
3. Dedicating our resources to foster organic growth
4. A new guidance for the next level of Telefónica's value creation

1 The best ever Telefónica

- A leading integrated telco platform
- A unique track-record of **organic growth**
- The right scale and diversification for an outstanding business performance
- ✔ **A trusted company**

A growth stock in a promising industry

1 The best ever Telefónica

VISUAL SUPPORT

Accesses Jun-07



Non Integrated
Integrated
350
300
250
200
150
100
50
0
332
257
232
213
168
163
152
143
141
132
China Mobile
China Telecom
Vodafone
Deutsche Telekom
France Telecom
China Unicom
AT&T
América Móvil
China Netcom

Source: Companies Press Releases

Real GDP growth where TEF operates vs. TEF revenue organic growth



TEF Revenue Growth
10%
8%
6%
4%
2%
0%
+4 avg. p.p. gap
GDP Growth (1)
FY 2003
FY 2004
FY 2005
FY 2006

(1) Source: International Monetary Fund, World Economic Outlook Database, April 2007

Countries with Telefónica presence



1 We are consistently delivering on our commitments...

REVENUE GROWTH



40%
35%
30%
25%
20%
15%
10%
5%
FY 2004
FY 2005
FY 2006

OIBDA GROWTH



30%
25%
20%
15%
10%
5%
0%
FY 2004
FY 2005
FY 2006

OI GROWTH



30%
25%
20%
15%
10%
FY 2004
FY 2005
FY 2006
Guidance
Telefónica Results[1]

(1) According to guidance criteria

1 ...achieving organic growth well ahead of peers...

GAP BETWEEEN TELEFÓNICA AND MARKET[1] GROWTH

Revenue organic growth gap (p.p.)


6p.p.
5p.p.
4p.p.
3p.p.
FY2004
FY2005
FY2006

OIBDA[2] organic growth gap (p.p.)


10p.p.
8p.p.
6p.p.
4p.p.
2p.p.
0p.p.
FY2004
FY2005
FY2006

OI growth gap (p.p.)


16p.p.
12p.p.
8p.p.
4p.p.
0p.p.
FY2004
FY2005
FY2006

(1) Includes Deutsche Telekom, France Telecom, Telecom Italia, BT and Vodafone. Organic variations except DT and BT.
(2) OIBDA growth as of 2006 excludes TdE's additional ERE registered in Q4 06 and New Management Pension Scheme

1 ...and translating it into a much higher EPS growth

	Cumulative organic[(1)] Revenue growth	Earnings per share growth
FY2004/ FY2003	+8.3%	+31.3%
FY2005/ FY2004	+9.3%	+43.4%
FY2006/ FY2005	+7.8%	+42.9%
H1 07/ H1 06	+7.4%	+63.7%

NON-STOP GROWTH FOR TWELVE CONSECUTIVE QUARTERS

+

OPERATING & FINANCIAL LEVERAGE BOOST EVEN HIGHER GROWTH AT THE BOTTOM LINE

(1) Excluding exchange rate impact and changes in the consolidation perimeter

1 In 2007 we are on track to deliver on our financial targets…

Net debt & Commitments (€ In millions)


2.9x
OIBDA
58,258
2.6x
OIBDA[1]
52,267
H1 06
H1 07

TARGET OF ≤ 2.5x medium term

EPS Growth (€)


+42.9%
0.913
1.304
FY 2005
FY 2006
+22.7%
0.913
1.120
FY 2005
Underlying FY 2006[2]
Reported
Ex-capital gains/losses & others[3]
+63.7%
0.488
0.799
H106
H107
+17.2%
0.515
0.604
H106
H107

EPS TO DOUBLE by 2009E vs 2005
(CAGR 05 – 09E: +18.9%)

(1) Excluding Airwave capital gains
(2) Ex-capital gains/losses & others (TPI's capital gain & redundancy program in Spain)
(3) Capital gains/losses includes Sogecable in H1 06, and Airwave, CANTV and Endemol France in H1 07. Others includes Redundancy Program in Spain, TO2 restructuring charge and provision for Telefónica España's EU fine

1 ...and outperforming on our net €1.5 bn M&A commitment set in May-06

Main transactions 2006-2007 (€ in billions)

Divestitures	AIRWAVE	2.9
	ENDEMOL	2.6
Committed Acquisitions	TELECOM ITALIA[(1)] CHINA NETCOM OTHERS IN BRAZIL [(2)]	3.8

EXPECTED NET FINANCIAL INVESTMENTS END OF 2007E: €-1.7 bn

NET FINANCIAL INVESTMENTS COMMITMENT END OF 2007: €+1.5 bn

(1) Acquisition announced on April 28th 2007. Execution pending.
(2) Telemig/Telenorte and TVA

1 And finally, this year Telefónica is starting to benefit from the value of having the right scale and diversification

H1 07 Revenue breakdown


Others &
Eliminations 3%
T. O2
EUROPE 25%
T. ESPAÑA 37%
T. LATINOAMÉRICA 35%

Organic revenue growth by regional business unit (H1 07 / H1 06)


+5.3%
+4.9%
+12.8%
+7.4%
T. España
T.O2 Europe
T. Latam
Telefónica

Index



1. Telefónica: an unmatched organic growth profile with the strongest fundamentals
2. **Organic growth opportunities in every business**
3. Dedicating our resources to foster organic growth
4. A new guidance for the next level of Telefónica's value creation

2 Growth opportunities coming from all our businesses

TELEFÓNICA ESPAÑA

"Superior performance sustainable in the long-term":

- Strong demand for telecom services
- Telefónica's flagship with a winning mindset
- An upcoming quantum leap in commercial orientation

TELEFÓNICA O2 EUROPE

"Further strengthening position":

- Growing above mobile industry average
- Exploiting the integrated Telco opportunity
- Leveraging group scale to increase efficiency

TELEFÓNICA LATINOAMÉRICA

"Top growth engine":

- High demand telecom market and the best ever macroeconomic outlook
- Well positioned to capture future growth and a higher market share
- KPI's improvement in all operations

Telefónica

"Much higher growth than anticipated from exploiting new market opportunities and extracting value from integration"

2 Telefónica España: One of the fastest growing European telecom markets and economies...

Is the Spanish Telecom market still a high growth market?

Target market revenues[1]
(€ in billions)



+6%/+7%
29.8
FY2006
FY2010E
CAGR
06-10E

- **~ €8/9 bn increase** in target Spanish telecom market[1] between 2006-2010E
- Fixed and mobile broadband-massive adoption
- Business opportunity beyond connectivity
- Mobile data showing real signs of taking off
- Strong demand for ICT solutions from corporates and SME customers

(1) Target market: telephony, broadband, Pay TV, target IT areas (includes CPD outsourcing, LAN and workstations management, Security, Contact Centers, Relationship Solutions, Digital Asset Management, GIS), Online Advertisement, Online contents and Digital Home
Source: Telefónica

2 Telefónica España: Telefónica's flagship with a superior performance sustainable in the long-term



Strong growth of fixed BB market?

BB penetration in households with fixed access



42%
75%
Dec-06
Dec-10E

- **Telefónica BB customers to grow to 6.1-6.8m by 2010E**
- Sustaining **BB revenue per access**
- **Enhanced offer leveraging FTTX deployment**

Still room for high mobile growth?

- From **104% to ~135%**[1] penetration in 2010E
- Customer acquisition **focus on value**
- Strong usage upside

Telefónica mobile accesses (Millions)



CAGR 06-10E
%M2M
+5%/+6%
21.5
1%
10-14%
Dec-06
Dec-10E

Rapid growth of mobile data business?

Data ARPU / ARPU



14%
20-25%
FY 2006
FY 2010E

- **More than 70% of laptops with mobile BB in 2010E** (20% in 2006)
- **3G handsets over customer base over 70% in 2010E** vs 5% in 2006
- **80% population coverage** with **HSDPA** by 2010E

(1) Including M2M

2 Telefónica O2 Europe: a growing telecom market…

Momentum to continue in Telefónica O2 Europe?

Telefónica O2 Europe Accesses
(Millions)



>+40%
38.6
Dec-06
Dec-10E

TELEFÓNICA O2 EUROPE:

- Become an integrated operator and exploit cross-selling opportunities
- **UK:** Continue to grow above the market
- **Germany:** investing for the long term to increase growth rate
- **Czech Republic:** Maintain share and leverage integrated offerings

2 ... where we will profit from our strong momentum

Will Telefónica O2 Europe succeed in Germany?

- **Transforming German operations to become a strong challenger**
- Credible **integrated operator** alternative to DT
- Re-fresh core proposition and focus on under-penetrated segments
- Reduce cost-base
- O2 DSL + Converged services

When will non-SMS mobile data revenue take off?

- Already growing
- Rollout of HSDPA Networks
- Content and handset partnerships

Non SMS Data ARPU
(O2 UK & O2 Germany)


~25%
CAGR 06-10E
FY 2006
FY 2010E

Can Telefónica O2 Europe make an impact in fixed Broadband?

- Quality of execution
- Customer experience
- Duo & Trio offers
- Distinctive applications

Telefónica O2 Europe DSL customers[1] (000)


~X 7.5
452
Dec-06
Dec-10E

(1) Wholesale DSL lines not included

2 Telefónica Latinoamérica's growth potential...

Are there still high growth prospects for Latin American markets?

Latin America Telecom Market


€ 35-40
bn
FY 2006
FY 2010E

Source: Telefónica

Telecom market growth forecast (CAGR 06-10E)


Latin America
7.8%
Emerging Asia¹
7.1%
US & Canada
1.2%

(1) Excluding Japan, Korea, Hong Kong, Singapore & Taiwan
Source: IDC

Sustainable positive macroeconomics perspective to improve socioeconomic indicators?

A region with profitable growth and investors confidence

- **Simultaneous growth of top 7 Latin American countries**
- **>75% of Latin America GDP in "expected investment grade" countries by 2010**
- **Higher purchasing power due to growth of middle class** (15 m new middle class households during 2006-2010E)

2 ...Telefónica Latinoamérica well positioned to capture this growth

Will T.Latam continue to capture mobile growth in the region?

Latin America mobile market penetration


~+27p.p
56%
~83%
Dec-06
Dec-10E

- + **55/60 m T.Latam new mobile customers**
- **México: +8-10 p.p.** mobile market share increase by 2010E
- **Brazil:** consolidation of market leadership & efficiency improvement

Still room to improve mobile business economics?

Annual mobile ARPU


CAGR 06-10E
+1%/+3%
FY 2006
FY 2010E

- **Sustainable ARPU increase** based in consumption stimulation, driving data service usage (mobile, email, sms,...)
- **Churn reduction and OIBDA margin improvements**

Significant BB penetration potential in the region?

Market BB penetration (over households)


x2.3
10%
~23%
Dec-06
Dec-10E

- **+4/5 m T.Latam new BB accesses**
- **Bundled products** (85-90% of clients) and **40-45% of fixed telephony accesses with 2P/3P by 2010E**

2 These growth opportunities will translate into more than 40% organic growth of our customer base in 4 years

TOTAL MARKET PENETRATION INCREASE 06-10E[1]

	FIXED BB[2]	MOBILE[3]
Western Europe	+27 p.p.	+20 p.p.
Latin America	+13 p.p.	+27 p.p.



TELEFONICA TOTAL ACCESSES (Millions)



203
>290
>+40%
Dec-06
Dec-10E

(1) Fixed BB penetration calculated over households and mobile penetration over population
(2) Source: Infocom for Western Europe and internal estimates for Latin America
(3) Source: Pyramid (Jun07) for Western Europe and internal estimates for Latin America



Index

1. Telefónica: an unmatched organic growth profile with the strongest fundamentals
2. Organic growth opportunities in every business
3. **Dedicating our resources to foster organic growth**
4. A new guidance for the next level of Telefónica's value creation

3 To foster this organic growth, we will focus our resources on four major priorities

Best-in-class customer experience



- Improving customer satisfaction

Innovation as competitive advantage



- In-company innovation
- 3rd party agreements

A new operating model



- Integrated commercial processes
- Integration of networks, operations and IT systems

An integrated management model



- Global actions focused on leveraging scale across regions

3 Our integrated management model is key to leverage the benefits of our scale across regions


TELEFÓNICA
ESPAÑA
TELEFÓNICA
LATINOAMÉRICA
TELEFÓNICA
O2 EUROPE
INTEGRATED MANAGEMENT

- **Fostering regional integration**
- **Global actions to leverage scale**

- **Synergies** guidance for the 2007E-2010E period exceeding Valencia guidance by 42%
- **~ €7.5 bn Synergy[1] guidance for the 07E-10E period**

(1) Already included in the overall guidance

By 2010, Telefónica will be an even better company

What Telefónica will NOT be ...	What Telefónica will be...
A company that depends on M&A to grow...	....A company with organic growth both in emerging and developed markets ✓
A telco with a defensive position against players from adjacent industries...	...A company that is capturing growth from adjacent industries ✓
An operator that is only focused on leveraging intra-regional scale...	...One company benefiting from not only intra-regional, but also inter-regional scale ✓
An organization with a centralised biased ...	...An empowered and agile organisation with an international mindset ✓
Achieving efficiency improvements only whenever necessary to defend margins...	...Anticipating efficiency gains to outpace competitors ✓
Focused on offering the broadest product portfolio...	...Focused on being the leader in customer satisfaction and innovation ✓
A highly efficient utility...	...The best combination of growth and returns in the industry ✓



Index

4 Guidance will lead to a high organic growth rate

NUMBER OF CUSTOMERS



Accesses in millions
CAGR 06-10E
> 9%
203
> 290
Dec-06
Dec-10E

TOTAL REVENUES



€ in billions
CAGR 06-10E³
+5%/+8%
52.9
51.3
FY 2006¹
FY 2006 (Adj)²
FY 2010E

(1) Base 2006 reported numbers include eleven months of O2 Group (consolidated since February 2006), eight months of Telefónica Telecom (consolidated since May 2006), six months of Iberbanda (consolidated since July 2006) and three months of start-up losses in Slovakia.

(2) In terms of guidance calculation, Endemol and Airwave results are excluded from the base 2006.

(3) CAGR 06-10E guidance assumes constant exchange rates as of 2006. All figures exclude changes in consolidation, other than Telemig acquisition (50% through TEF stake in Vivo), TVA and Deltax (Czech Republic).

4 Increase in operating returns will outpace revenue growth due to our new operating model...

(€ in millions)

	TELEFONICA GROUP		
	FY2006 (1)	FY2006 (Adj) (2)	CAGR 06-10E (3)
REVENUES	52,901	51,298	+5%/+8 %
OIBDA	19,126	18,688	+7%/+11 %
OI	9,421	9,098	+16%/+20 %

(1) Base 2006 reported numbers include eleven months of O2 Group (consolidated since February 2006), eight months of Telefónica Telecom (consolidated since May 2006), six months of Iberbanda (consolidated since July 2006) and three months of start-up losses in Slovakia

(2) In terms of guidance calculation, Endemol and Airwave results are excluded from the base 2006. OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007E-2010E. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures. CapEx excludes investments related to Real State Efficiency Plan

(3) CAGR 06-10E guidance assumes constant exchange rates as of 2006. All figures exclude changes in consolidation, other than Telemig acquisition (50% through TEF stake in Vivo), TVA and Deltax (Czech Republic)

4 ...ensuring value creation across all our businesses

(OpEx + CapEx) / Revenues


77%
Reduction
>5 p.p.
FY 2006
FY 2010E

CapEx[1] (€ in billions)


< 33
Cumulative
2007E-2010E

OP. CASH-FLOW [2] (€ in billions)


>60
Cumulative
2007E-2010E

(1) All figures exclude changes in consolidation, other than Telemig acquisition (50% through TEF stake in Vivo), TVA and Deltax (Czech Republic).
(2) OIBDA - CapEx

4 Sound business execution together with a disciplined use of FCF...

Upgraded!

FIRST PRIORITY	Shareholder Remuneration	2008E DPS of 1 Euro[1] **Share buybacks** to be considered as stated below
SECOND PRIORITY	Deleverage	Net Debt + Cash Commitments times OIBDA in the 2.0 – 2.5x range
THIRD PRIORITY	Selective M&A	Foster growth in current markets

Excess FCF will be allocated once it is generated and following these priorities

(1) Fiscal year 2008E, to be paid in H2 08 and H1 09

4 ...allow us to upgrade our previous commitments

	2006		2010E
EPS [1]	1.304 €	+ 1 €	2.304 €
FCFS [2]	1.87 €		2.87 €

(1) Reported EPS
(2) FCF available to remunerate Telefonica S.A. shareholders, to protect solvency levels and to accommodate strategic flexibility

4 In summary, why I think Telefónica is the best investment option in the industry

- We have a unique organic growth platform, putting customers at the heart of everything we do
- We have a unique mix of scale & diversification
- We will get new revenue streams from a widening telecom business scope
- We foresee a long run in efficiency gains
- We have a highly committed top management with a winning mindset
- We are turning organic growth into cash
- We have an even more favorable dividend policy
- We have a great track-record of delivering on what we promised

TELEFÓNICA: A growth stock in a promising industry

Telefonica